UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Noodles & Company

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

65540B105

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 65540B105	Page 2 of 7 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,792
	8.	Shared Voting Power 4,804,037
	9.	Sole Dispositive Power 15,792
	10.	Shared Dispositive Power 4,804,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,819,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 65540B105	Page 3 of 7 Pages

1.	Names of Reporting Persons Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,804,037
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,804,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,804,037
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 65540B105	Page 4 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,804,037
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,804,037
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,804,037
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 65540B105	Page 5 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,804,037
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,804,037
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,804,037
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	Page 6 of 7 Pages

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”), filed by Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”), Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Reporting Persons”) on March 23, 2017, as amended by Amendment No. 1 to Schedule 13D with respect to the Common Stock filed by the Reporting Persons on April 19, 2017 and as amended by Amendment No. 2 to Schedule 13D with respect to the Common Stock filed by the Reporting Persons on July 30, 2018 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest	in Securities of the Issuer

(a, b)    The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 43,922,066 shares of Common Stock issued and outstanding as of October 17, 2018, as reported in the Issuer’s preliminary prospectus supplement filed pursuant to Rule 424(b)(2) on October 23, 2018. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of November 30, 2018, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of the Reporting Persons (other than Mr. Lynch) beneficially owns 4,804,037 shares of Common Stock, or approximately 10.9% of the outstanding shares of Common Stock, Mr. Lynch beneficially owns 4,819,829 shares of Common Stock, or approximately 11.0% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 4,819,829 shares of Common Stock, or approximately 11.0% of the outstanding shares of Common Stock. Neither Mr. Jacobs nor Mr. Yanagi has beneficial ownership of any shares of Common Stock.

(c)    Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from October 1, 2018 (the date 60 days prior to the filing of this Schedule 13D) to November 30, 2018:

Date of Sale	Shares Sold (#)	Avg. Sale Price per Share ($)
11/28/2018	1,858,387	8.900

The above listed transaction was conducted in the ordinary course of business on the open market for cash, and the sale price does not reflect brokerage commissions paid.

2.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 65540B105	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	November 30, 2018

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Thomas E. Lynch
Thomas E. Lynch

SCOTT P. SCHARFMAN

By:	/s/ Thomas E. Lynch
Thomas E. Lynch, attorney-in-fact